510 Burrard St. 2nd Floor Vancouver BC V6C 3B9	T 604 689 9553 F 604 689 8144 pacific@pctc.com www.pctc.com

April 2, 2008

British Columbia Securities Commission
PO Box 10142 Pacific Centre
701 West Georgia Street 9th Floor
Vancouver, BC
V7Y 1L2

Dear Sirs/Mesdames:

As required by Section 2.2 of National Instrument 54-101, please be advised of the following:

Issuer:	YUKON-NEVADA GOLD CORP.
Meeting Type:	Annual General Meeting
ISIN:	CA98849Q1019
Meeting Date:	May 27, 2008
Record Date for Notice:	April 25, 2008
Record Date for Voting:	April 25, 2008
Beneficial Ownership Determination Date:	April 25, 2008
Class of Securities Entitled to Receive Notice:	COMMON SHARES
Class of Securities Entitled to Vote:	COMMON SHARES
OBO Distribution Payment:	Issuer will not pay for OBOs
Material Distributed to:	Non Declining Holders

If you require further information, please contact:

"Christian Carvacho"

Christian Carvacho
PACIFIC CORPORATE TRUST COMPANY

cc: Alberta Securities Commission	cc: P.E.I. Securities Commission
cc: Manitoba Securities Commission	cc: Quebec Securities Commission
cc: New Brunswick Securities Commission	cc: Saskatchewan Securities Commission
cc: Newfoundland Securities Commission	cc: Registrar of Securities - NT
cc: Nova Scotia Securities Commission	cc: Registrar of Securities - YT
cc: Ontario Securities Commission	cc: Nunavut
cc: Toronto Stock Exchange	cc: CDS Inc.